December 15, 2015

                                     Correspondence

Via Edgar

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3720

Re:	IDI, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 333-158336

Dear Mr. Spirgel:

IDI, Inc. (the “Registrant” or the “Company) is providing this response letter with respect to the Staff’s comment letter dated December 1, 2015, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed April 15, 2015 (the “Form 10-K”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response.

Information about Interactive Data, page 10

1.	In future filings, please revise to clarify the nature of the specific products and services you offer. Also discuss the types of products and services you intend to offer in the future. Distinguish clearly between your current and future products and discuss their expected timing. We note your statement on page 10 that you intend to “expand into the Big Data industry” and on page 11 that you intend to develop “technologically advanced products.”

Response: In future filings, the Company intends to provide greater detail about current and future product offerings in regard to the Company’s expansion in the data fusion industry. By way of example, current products include the following:

Batch Processing

Utilizing massive amounts of consumer-related data, Interactive Data verifies or appends client data, providing additional insight for a variety of uses within a large number of industries. Batch processing is conducted through secure file transfers or real-time data flow.

Online Data Access

Through intuitive and powerful online interfaces, Interactive Data offers clients an efficient means of performing verification, due diligence and investigative functions.

idiBASIC

idiBASIC offers immediate verification and location information associated with a consumer. Use cases include identify verification for retail transactions and skip tracing for collection agencies, law firms, bail bond agents, and process servers.

idiVERIFIED

idiVERIFIED offers a risk-free solution for collection professionals, greatly enhancing judgment recovery efforts. Interactive Data utilizes numerous proprietary data sources, coupled with manual verification methods, to discover debtor assets for garnishment and seizure.

Additionally, the Company is soon releasing its cross-functional, core technology platform, idiCORE, from which the Company will provide multiple products and solutions to the risk management and marketing industries. Future products and solutions derived from this core technology platform include:

idiCORE

idiCORE offers instant, comprehensive views of individuals, businesses, assets and their interrelationships. idiCORE is the primary investigative solution to be used by multiple industries, including law enforcement, government, financial services, insurance, and corporate risk.

Custom Data Solutions

Leveraging its powerful computing technology and proprietary, advanced linking algorithms, Interactive Data can perform deep analytics, data verification and data cleansing to provide actionable insight into customers’ own data.

Furthermore, on December 8, 2015, the Company acquired Fluent, Inc. Fluent is an industry leader in people-based digital marketing and customer acquisition, serving over 500 leading consumer brands and direct marketers. The company’s proprietary audience data and robust ad-serving technology enables marketers to acquire their best customers, with precision, at a massive scale. Leveraging compelling content, 1st-party data, and real-time survey interaction with consumers, Fluent has helped marketers acquire millions of new customers since its inception. The Company will detail Fluent’s current and future offerings in subsequent filings.

* * * * * * * * *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in each of the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any of the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (561-757-4054) or asolomon@ididata.com or Joshua Weingard, Company Corporate Counsel at jweingard@ididata.com.

Very truly yours, IDI, Inc.

/s/ Aaron Solomon
Aaron Solomon Interim CFO

cc:	Michael Brauser, IDI Executive Chairman

Derek Dubner, IDI Co-CEO

Michael Francis, Akerman LLP

Dean Suehiro, SEC Senior Staff Account

Robert Littlepage, SEC Accountant Branch Chief

Gregory Dundas, SEC Attorney-Advisor

Celeste M. Murphy, SEC Legal Branch Chief